

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 28, 2011

Deric Haddad
Chairman and CEO
IVT Software, Inc.
3840 South Water St.
Pittsburgh, PA 15203

> **Re:** **IVT Software, Inc.**
> **Form 8-K**
> **Filed January 3, 2011**
> **File No. 000-53437**

Dear Mr. Haddad:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01:   Entry into A Material Definitive Agreement

1.   Please correct the apparent typo in the first sentence of this section regarding the number of shares issued in exchange for the membership units in Haddad Wylie Industries, LLC.

Item 2.01: Completion of an Acquisition or Disposition of Assets, page 3

2.   Please provide disclosure with respect to all material relationships that existed between the IVT Software and its affiliates, on the one hand, and Haddad Wylie and its affiliates, on the other hand, at the time of Mr. Haddad's initial August 2010 purchase and at the time of the December 2010 share exchange. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and decided to proceed with the merger. Identify any third parties that played a material role in arranging or facilitating the transactions. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Form 10 Disclosures, page 3

Our Corporate History and Background, page 3

3.   Please revise your disclosure to discuss why the transaction to acquire Haddad Wylie
        Industries was structured in the manner it was, beginning with the acquisition of control
        of the registrant by Deric Haddad. Explain the purpose and effect of each transaction on
        the transaction as a whole.

4.   Please provide corporate history and background disclosure with respect to Haddad
        Wylie Industries. Refer to Item 101(h) of Regulation S-K.

Description of Business, page 4

5.   Please revise your Description of Business disclosure to clearly distinguish between your
        current business operations and future plans or aspirations. This disclosure should make
        clear the principal products and services you are currently selling, the primary geographic
        and industry markets in which you are operating, how you are manufacturing and/or
        acquiring your products and performing services (including the extent to which you are
        relying on third-party manufacturers, subcontractors, and suppliers) and how you are
        marketing your products. Ensure that you provide all information required by Item
        101(h) of Regulation S-K with respect to your current operations. Any disclosure that
        relates to future plans or aspirations should be clearly highlighted as such, and
        accompanied by disclosure explaining what actions you have taken to date or plan to take
        in the future to pursue such plans or aspirations.

6.   Some of your statements appear overly promotional in nature. Please support these
        statements by disclosing the basis for the statement. For example, we note:

        •   Your belief that the material sales market segment will grow steadily on an annual
                basis yielding high profits (page 5);
        •   Your statement that, through your vast network of customers and suppliers, you
                will encounter a great deal of business opportunities that involve products and
                services that you do not manufacture (page 5);
        •   You will be able to get a handful of turnkey jobs through bids from start-up life
                science companies and universities (page 6);
        •   Billions of dollars are dedicated annually by cleanroom clients for research and
                development and price is usually not a factor (page 6); and
        •   Most US companies have been waiting for a quality US-based company like HWI
                to come along (page 12).

There are merely examples. We note similar statements throughout your Description of Business section, which is drafted more like a marketing document than a disclosure document for investors.

Clean Room Products, page 8

7.   Please clarify which of these products are designed and manufactured by HWI and which of the products are supplied by third parties.

USP797 Cleanrooms – Sterile Compounding for Hospital Pharmacies, page 9

8.   Please provide additional information explaining the USP797 mandate, its origin and its application. Provide similar disclosure with respect to any other industry standards discussed in your Description of Business disclosure. For example, we note your disclosure with respect to the cGMP requirement on page 10.

Business Strategies, page 11

9.   We note that HWI aims to increase revenue two-fold in 2011. Please explain how you intend to achieve this, considering your revenues have declined through the first nine months of 2010.

Our Competitive Strengths, page 12

10.   We note your statement on page 12 that you have little-to-no overhead. Please explain what this means, as you have incurred significant operating expenses in recent periods.

Reports to Security Holders, page 16

11.   Please tell us whether you have a corporate website. If so, please consider disclosing it here.

Risks Relating to Our Business and Structure, page 16

We require financing . . ., page 16

12.   Disclose your borrowing base under your line of credit as of the most recent balance sheet date.

13.   We note that you will need to obtain financing to carry out your business plan for the next twelve months. We also note that revenues in recent periods have been substantially below the $500,000 monthly "break even" amount. Therefore, in the Liquidity and Capital Resources section of your MD&A, please provide a more thorough assessment of

your current financing needs. This disclosure should address how long you believe you will be able to continue operations without additional financing, the amount of additional financing you believe you will need to obtain in the next 12 months, and a discussion of your current fundraising efforts. Discuss the consequences of a failure to renew your line of credit or the failure to receive the $1 million investment currently being discussed.

The contracts in our backlog may be adjusted . . ., page 18

14.   We note your reference to backlog here and your disclosure of a $1.8 million backlog in note two to your interim financial statements. In your MD&A, discuss the nature of this backlog and provide more information about timing of expected revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operations, page 23

15.   Please clarify whether you believe the $1 million funding currently in advanced discussion would be sufficient to enable you to meet your financing needs during 2011 and to conduct the expansion activities discussed here. Please also provide updated disclosure about the status of this investment now that the reverse acquisition has been completed.

16.   We note your reference to a current, long-standing relationship with the Cleveland Clinic. Please disclose more information about the nature of this relationship.

17.   Discuss and quantify the amount of additional financing that you believe would be required to complete your planned 2012 expansions.

Results of Operations, page 25

18.   Please expand your Results of Operations disclosures to provide more information about how revenues were generated in the periods presented and the material underlying factors or events that caused the increases in 2009 and the substantial decreases in the first nine months of 2010. Also provide more information about material changes in categories of operating expenses and the reasons for those changes.

Liquidity and Capital Resources, page 25

19.   Please provide a more thorough discussion of your cash flows from operations and the underlying factors impacting your generation or usage in cash from operations. For example, explain why accounts payable and accounts receivable both substantially increased in 2009 despite relatively stable revenues and expenses. Also explain the

changes in accounts payable, accounts receivable and billings in excess of costs and estimated earnings and their contributions to cash flows from operations for the first nine months of 2010. Your disclosure should provide insight into the factors causing operating cash usage to diverge from operating income performance and trends.

20. Please include a discussion of your material short-term obligations and their terms. For example, discuss your approximately $500,000 outstanding line of credit debt and the additional $100,000 of short-term debt on your September 30, 2010 balance sheet. Also file your credit agreement and the short-term debt agreement as exhibits to your Form 8-K.

Certain Relationships and Transactions, page 31

21. We note your disclosure of related party transactions in your interim financial statements and the notes thereto. Please provide the disclosure required by Item 404(d) of Regulation S-K or explain to us why disclosure is not required.

Recent Sales of Unregistered Securities, page 33

22. It appears that you have only provided disclosure with respect to sales by IVT Software. Please also provide the disclosure required by Item 701 of Regulation S-K with respect to sales by HWI.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 34

Item 8.01 Other Events, page 35

23. Please clarify that the name change, increase in authorized capital, stock split and incentive plan approval will not become effective until 20 days after you have sent the information statement to stockholders.

Item 9.01. Financial Statements and Exhibits.

1. Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 7

24. We note that you disclose on page 5 that you have three points of sale; material sales, distribution of products & services, and design/build construction. Revise your disclosures to include your policy for each of these points of sale. You should also disclose revenue from the sales of products, services and other products separately on the face of the income statement, consistent with the requirements of Regulation S-X, Rule 5-03, unless the amounts are immaterial.

25.   Tell us how you have accounted for multi-deliverable sale arrangements, if any.

Pro Forma Balance Sheet

26.   We note that you will be subject to income taxes as a result of the recapitalization from a limited liability company to a corporation. Please present pro forma earnings and earnings per share data that reflects pro forma income tax expense for your most recent fiscal year and the latest interim period presented. Further, although not required, we encourage you to also provide this information for all periods presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs

                                for   Larry Spirgel
                                        Assistant Director

cc: Ethel Schwartz
        Via facsimile: (718) 972-6196